QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated August 2, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by the Dealer Manager (as defined in the Offer to Purchase) for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
BLUELINX HOLDINGS INC.
NOT OWNED BY CERBERUS ABP INVESTOR LLC
AT
$3.40 NET PER SHARE
BY
CERBERUS ABP INVESTOR LLC

        Cerberus ABP Investor LLC, a Delaware limited liability company ("Purchaser"), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of BlueLinx Holdings Inc., a Delaware corporation (the "Company"), not owned by Purchaser in a tender offer at a price of $3.40 per Share, net to the seller in cash (the "Offer Price"), without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to Registrar and Transfer Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON FRIDAY, AUGUST 27, 2010, UNLESS THE OFFER IS EXTENDED.

        The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Shares representing at least a majority of the Shares (including any Shares issued upon exercise of options), excluding Shares owned by Purchaser and the officers and directors of the Company, issued and outstanding as of the date the Shares are accepted for payment pursuant to the Offer (the "Minimum Tender Condition") and (ii) unless waived, there being validly tendered and not withdrawn a sufficient number of Shares such that, upon acceptance for payment and payment for the tendered Shares pursuant to the Offer, Purchaser will own a number of Shares representing at least 90% of the issued and outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer (the "90% Condition"). The Offer is not subject to any financing or due diligence condition. The Minimum Tender Condition is not waivable. The Offer is also subject to certain other conditions. See "THE OFFER—Section 12. Conditions of the Offer."

        The purpose of the Offer is to acquire as many of the publicly held Shares as possible as a first step in acquiring the entire equity interest in the Company. If the Offer is completed, Purchaser will effect a merger (the "Merger") between the Company and Purchaser under the "short form" merger provision of the Delaware General Corporation Law without the affirmative vote of, or prior notice to the Company's board of directors or stockholders of the Company. If the Merger takes place, all remaining stockholders of the Company (other than Purchaser) will receive the same price per Share as was paid in the Offer. This transaction could result in the Company going private.

        The Offer is being made without the prior approval or recommendation of the Company's board of directors or the special committee thereof.

        Upon the terms and subject to the conditions of the Offer (including if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date (as defined herein) in accordance with the procedures set forth in "THE OFFER—Section 4. Withdrawal Rights." The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, August 27, 2010, or any later time to which Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, so extended, expires.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Securities and Exchange Act of 1934 (the "Exchange Act"), which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), Purchaser currently intends to make announcements regarding the Offer by issuing a press release. See "THE OFFER—Section 1. Terms of the Offer" in the Offer to Purchase.

        After the expiration of the Offer, Purchaser may elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Purchaser will immediately accept and promptly pay for all Shares tendered during any subsequent offering period. If Purchaser elects to include a subsequent offering period, it will notify stockholders of the Company consistent with the requirements of the Securities and Exchange Commission. Purchaser does not currently intend to offer a subsequent offering period, although it reserves the right to do so. If Purchaser includes a subsequent offering period, Purchaser may extend it from time to time.

        In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at the Depository Trust Company ("DTC") pursuant to the procedures set forth in "THE OFFER—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. See "THE OFFER—Section 3. Procedures for Tendering Shares" in the Offer to Purchase. Accordingly, tendering stockholders may be paid at different times depending on when share certificates or book-entry confirmations with respect to Shares are actually received by DTC.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will Purchaser pay interest on the purchase price paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time on or before Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after September 30, 2010 (if the Expiration Date has not occurred prior to that date), unless the tendered Shares have been accepted for payment as provided in the Offer to Purchase. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may nevertheless, on Purchaser's behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that the Company's stockholders are entitled to withdrawal rights, as described in "THE OFFER—Section 4. Withdrawal Rights" in the Offer to Purchase. Any such delay will be accompanied by an extension of the Offer to the extent required by law. For the withdrawal of Shares to be effective, the Depositary must timely receive at one of its addresses set forth on the back cover of the Offer to Purchase a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in "THE OFFER—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

        Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and Purchaser's determination will be final and binding on all parties. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser or any of its respective affiliates or assigns, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, the Company's stockholders may re-tender withdrawn Shares by following one of the procedures for tendering shares described in "THE OFFER—Section 3. Procedures for Tendering Shares" in the Offer to Purchase, at any time prior to the Expiration Date.

        The receipt of cash by tendering stockholders in exchange for Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, tendering stockholders will recognize, for U.S. federal income tax purposes, gain or loss equal to the difference between the tendering shareholder's adjusted tax basis in the Shares surrendered and the amount of cash received for those Shares. See "THE OFFER—Section 5. Material United States Federal Income Tax Consequences of the Offer and the Merger" in the Offer to Purchase. Each holder of Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder's status as a U.S. holder or a non-U.S. holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        Purchaser has made a request to the Company for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed, at Purchaser's expense, to record holders of Shares of the Company and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to the Dealer Manager at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Dealer Manager or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager or the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Bank of America Tower
One Bryant Park
New York, NY 10036
 Call Toll-Free (888) 803-9655

August 2, 2010

QuickLinks

  Exhibit (a)(1)(vii)